SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-34989

iSoftStone Holdings Limited

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

iSoftStone Holdings Limited

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated November 16, 2012	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: November 19, 2012

Exhibit 99.1

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Reports Higher Revenue and Net Income for the Third Quarter 2012

BEIJING, China, November 16, 2012 /PRNewswire-FirstCall/ — iSoftStone Holdings Limited (“iSoftStone” or “the Company,” NYSE: ISS), a leading China-based IT services provider, today reported its unaudited financial and operating results for the third quarter ended September 30, 2012.

Third quarter 2012 results

•	Net revenues increased 33.7% to $98.6 million in the third quarter 2012 from $73.7 million in the third quarter 2011.

•	Gross profit increased 30.9% to $34.7 million in the third quarter 2012 from $26.5 million in the third quarter 2011.

•	Net income in the third quarter 2012 increased 31.9% to $7.5 million from $5.7 million in the third quarter 2011.

•	Non-GAAP net income (note 1) increased 14.0% to $10.4 million in the third quarter 2012 from $9.1 million in the third quarter 2011.

•	Diluted earnings per American Depositary Share (“ADS”) were $0.13 in the third quarter 2012 compared with $0.09 in the third quarter 2011. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.18 in the third quarter 2012 and $0.15 in the third quarter 2011.

•	Total number of employees increased 18.6% to 13,937 as of September 30, 2012 from 11,750 as of September 30, 2011.

First nine months 2012 results

•	Net revenues increased 40.2% to $276.9 million in the first nine months 2012 from $197.6 million in the first nine months 2011.

•	Gross profit increased 29.1% to $92.7 million in the first nine months 2012 from $71.8 million in the first nine months 2011.

•	Net income in the first nine months 2012 decreased 13.7% to $14.4 million from $16.7 million in the first nine months 2011.

•	Non-GAAP net income (note 1) increased 12.1% to $25.9 million in the first nine months 2012 from $23.1 million in the first nine months 2011.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

•	Diluted earnings per ADS were $0.25 in the first nine months 2012 and $0.28 in the first nine months 2011. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.44 in the first nine months 2012 and $0.38 in the first nine months 2011.

Mr. T.W. Liu, iSoftStone’s Chairman and Chief Executive Officer, said, “Although continually facing a global economic slowdown and geopolitical uncertainties, we have achieved another solid result for this quarter. Our net revenue grew at a healthy rate from last year’s third quarter, and our profit margin and operating cash flow have continued to improve sequentially since our first quarter this year. All these achievements are the direct results of our successful execution of our key business strategy launched earlier this year.

“Looking forward, even though facing more challenges in the economic and geopolitical environment, such as potential escalation of the China-Japan standoff, slower economic growth in China, and deterioration of the European debt crisis, we strongly believe that if we stick to our current business strategy and execute well, we can be resilient to short-term pressure and achieve healthy long-term growth.”

Results of operations for the third quarter 2012

Net revenues

Net revenues increased $24.9 million or 33.7% to $98.6 million in the third quarter 2012 from $73.7 million in the third quarter 2011, mainly due to strong demand for IT services from customers in Greater China and increased demand from some global customers, partially offset by decreased demand from some global customers, especially customers in Japan.

Net revenues by service line

We derive net revenues by providing an integrated suite of IT services and solutions, including (a) IT services, which primarily includes application development and maintenance, or ADM, as well as R&D services and infrastructure and software services, (b) Consulting & Solutions, and (c) Business Process Outsourcing, or BPO, services. The following table shows our net revenues by service line.

US$ in thousands, except %	2011Q3%		2012Q3%
IT services
ADM	25,155	34.2%	33,996	34.5%
R&D	22,265	30.2%	24,763	25.1%
Infrastructure and software	2,831	3.8%	2,210	2.2%

IT services, total	50,251	68.2%	60,969	61.8%
Consulting & Solutions	20,275	27.5%	34,056	34.6%
BPO services	3,182	4.3%	3,538	3.6%

Total net revenues	73,708	100.0%	98,563	100.0%

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues from IT services increased $10.7 million or 21.3% to $61.0 million in the third quarter 2012 from $50.3 million in the third quarter 2011. Net revenues from Consulting & Solutions increased $13.8 million or 68.0% to $34.1 million in the third quarter 2012 from $20.3 million in the third quarter 2011. The third quarter over third quarter growth was mainly contributed by wins of two new public sector consulting and solution projects and business intelligence projects for one China domestic bank. We expect that these types of consulting and solutions businesses will continue to be one of our growth drivers in the future. Net revenues from BPO services increased 11.2% to $3.5 million in the third quarter 2012 from $3.2 million in the third quarter 2011 mainly due to higher net revenues from our largest BPO client.

Net revenues by geographic markets

We classify our net revenues by the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong, and Macau) and Global (which includes the United States, Europe, Japan, and others), based on the headquarters locations of our clients. The following table shows our net revenues by geographic markets.

US$ in thousands, except %	2011Q3%		2012Q3%
Greater China	43,638	59.2%	64,200	65.1%
Global:
United States	18,315	24.8%	21,066	21.4%
Europe	5,391	7.3%	7,175	7.3%
Japan	6,109	8.3%	5,743	5.8%
Others	255	0.4%	379	0.4%

Global total	30,070	40.8%	34,363	34.9%

Total net revenues	73,708	100.0%	98,563	100.0%

In the third quarter 2012, Greater China continued to outperform the growth of net revenues while the Global especially Japan and Europe underperformed the growth due to unfavorable macro-economic conditions. Our net revenues from Greater China clients increased $20.6 million or 47.1% to $64.2 million in the third quarter 2012 from $43.6 million in the third quarter 2011. Net revenues from U.S. clients increased $2.8 million or 15.0% to $21.1 million in the third quarter 2012 from $18.3 million in the third quarter 2011. Net revenues from European clients increased $1.8 million or 33.1% to $7.2 million in the third quarter 2012 from $5.4 million in the third quarter 2011. Net revenues from Japanese clients decreased $0.4 million, third quarter to third quarter, due to reduced demand from Japan customers.

Net revenues by client industry

We focus on serving clients in four target industry verticals, each with large and growing demand for IT services and solutions: technology; communications; banking, financial services and insurance, or BFSI; and energy, transportation and public sector. The following table shows our net revenues by client industry.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

US$ in thousands, except %	2011Q3%		2012Q3%
Technology	20,423	27.7%	26,473	26.9%
Communications	29,697	40.3%	35,342	35.9%
BFSI	14,290	19.4%	22,407	22.7%
Energy, transportation, and public	4,524	6.1%	8,487	8.6%
Others	4,774	6.5%	5,854	5.9%

Total net revenues	73,708	100.0%	98,563	100.0%

Net revenues from technology clients increased $6.1 million or 29.6% to $26.5 million in the third quarter 2012 from $20.4 million in the third quarter 2011. Net revenues from communications clients increased $5.6 million or 19.0% to $35.3 million in the third quarter 2012 from $29.7 million in the third quarter 2011. Net revenues from BFSI clients increased $8.1 million or 56.8% to $22.4 million in the third quarter 2012 from $14.3 million in the third quarter 2011 attributable largely to business intelligence projects and IT services projects for two China domestic banks. Net revenues from energy, transportation, and public sector clients increased $4.0 million or 87.6% to $8.5 million in the third quarter 2012 from $4.5 million in the third quarter 2011 primarily due to wins of two new public sector consulting and solution projects. Net revenues from all other industries increased $1.1 million to $5.9 million in the third quarter 2012 from $4.8 million in the third quarter 2011, mainly resulting from a new project win from a global human resources solution company.

Net revenues by largest five clients

Net revenues from our largest five clients totaled $47.8 million or 48.5% of total net revenues in the third quarter 2012 compared with $32.1 million or 43.5% in the third quarter 2011.

Net revenues by pricing method

We provide our services on a time-and-expense basis, a fixed-price basis, or for certain BPO services, on the basis of volume of work processed for our clients. The following table shows our net revenues by pricing method.

US$ in thousands, except %	2011Q3%		2012Q3%
Time-and-expense basis	27,366	37.1%	39,124	39.7%
Fixed-price basis	45,165	61.3%	58,568	59.4%
Volume basis (BPO)	1,177	1.6%	871	0.9%

Total net revenues	73,708	100.0%	98,563	100.0%

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues from time-and-expenses basis projects increased $11.8 million or 43.0% to $39.1 million in the third quarter 2012 from $27.4 million in the third quarter 2011. Net revenues from fixed-price basis projects increased $13.4 million or 29.7% to $58.6 million in the third quarter 2012 from $45.2 million in the third quarter 2011.

Cost of revenues, gross profit, and gross profit margin

Cost of revenues increased $16.7 million or 35.3% to $63.8 million in the third quarter 2012 from $47.2 million in the third quarter 2011 primarily due to service delivery employees and facilities added to enable and match the growth of our business.

Gross profit increased $8.2 million or 30.9% to $34.7 million in the third quarter 2012 from $26.5 million in the third quarter 2011. Gross profit margin decreased to 35.2% in the third quarter 2012 from 36.0% in the third quarter 2011 primarily due to annual salary increases for delivery personnel effective since January 2012 or April 2012 and more higher-end delivery employees hired with the growth of business, which were partly offset by more government subsidies recognized as a percentage of net revenues and favorable business mix and efficiency improvements in the third quarter 2012.

Operating expenses

Operating expenses increased by $3.8 million or 17.7% to $25.0 million in the third quarter 2012 from $21.3 million in the third quarter 2011 primarily due to higher salary and compensation expenses and rental expenses in connection with expansion in the number of employees and in facilities to support the business growth and annual salary increases for operation personnel effective since January 2012 or April 2012.

Excluding share-based compensation and amortization of intangible assets from acquisitions, non-GAAP operating expenses (note 1) were $22.6 million or 22.9% of net revenues in the third quarter 2012 compared with $18.3 million or 24.9% of net revenues in the third quarter 2011. The decrease of operating expenses as a percentage of net revenues reflected our scale efficiencies realized.

Income from operations

Income from operations increased $3.4 million or 58.5% to $9.3 million in the third quarter 2012 from $5.8 million in the third quarter 2011 due to the factors explained above.

Non-GAAP income from operations (note 1) increased $2.9 million or 31.1% to $12.2 million in the third quarter 2012 from $9.3 million in the third quarter 2011.

Interest expense

Interest expense was $0.5 million in the third quarter 2012 compared with nil in the third quarter 2011. Interest expense in the third quarter 2012 was interest on short-term bank borrowings.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Income taxes

Income tax expense increased to $1.3 million in the third quarter 2012 from $0.4 million in the third quarter 2011 due to the expiration of tax exemptions and tax holidays in certain operating entities in China by the end of 2011. We currently estimate that the effective tax rate will be approximately 14.5% for the year 2012.

Net income

Net income increased $1.8 million or 31.9% to $7.5 million in the third quarter 2012 from $5.7 million in the third quarter 2011 due to the factors explained above.

Non-GAAP net income (note 1) increased by $1.3 million or 14.0% to $10.4 million in the third quarter 2012 from $9.1 million in the third quarter 2011.

Earnings per ADS

Basic earnings per ADS were $0.13 in the third quarter 2012 and $0.10 in the third quarter 2011.

Diluted earnings per ADS were $0.13 in the third quarter 2012 and $0.09 in the third quarter 2011.

Non-GAAP diluted earnings per ADS (note 1) were $0.18 in the third quarter 2012 and $0.15 in the third quarter 2011.

Cash and Cash Flow

As of September 30, 2012, we had a cash balance of $72.5 million. Our net cash used in operating activities in the third quarter 2012 was $4.5 million. Our net cash used in investing activities in the third quarter 2012 was $6.5 million, including capital expenditures of $6.7 million. Within the capital expenditures, $3.9 million was related to the leasehold improvement of a new office in Beijing in the third quarter 2012. In the third quarter 2012, we borrowed $22.7 million of short-term bank loans to fund our growth.

Days sales outstanding, or DSO, was 182 days for the third quarter 2012 and 155 days for the third quarter 2011. DSO is calculated by dividing average accounts receivable, net of deferred revenues, by the period’s gross revenues, and multiplying by the number of days in the period. The longer quarterly DSO in the third quarter 2012 was mainly due to faster revenue growth from domestic China clients, especially the clients in BFSI and public sectors, who tend to have longer payment cycles.

Results of operations for the first nine months 2012

Net revenues

Net revenues increased $79.3 million or 40.2% to $276.9 million in the first nine months 2012 from $197.6 million in the first nine months 2011 due to strong customer demand for IT services in both Greater China and the United States.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by service line

The following table shows our net revenues by service line.

US$ in thousands, except %	First Nine Months 2011%		First Nine Months 2012%
IT services
ADM	67,207	34.0%	92,467	33.4%
R&D	61,710	31.2%	77,600	28.0%
Infrastructure and software	8,600	4.4%	7,896	2.9%

IT services, total	137,517	69.6%	177,963	64.3%
Consulting & Solutions	51,176	25.9%	89,341	32.3%
BPO services	8,886	4.5%	9,621	3.4%

Total net revenues	197,579	100.0%	276,925	100.0%

Net revenues from IT services increased $40.4 million or 29.4% to $178.0 million in the first nine months 2012 from $137.5 million in the first nine months 2011. Net revenues from Consulting & Solutions increased $38.2 million or 74.6% to $89.3 million in the first nine months 2012 from $51.2 million in the first nine months 2011. Net revenues from BPO services increased 8.3% to $9.6 million in the first nine months 2012 from $8.9 million in the first nine months 2011. The growth of net revenue was primarily due to deepening and broadening our engagements with existing clients and new wins of public sector projects in various tier-2 and tier-3 cities.

Net revenues by geographic markets

The following table shows our net revenues by geographic markets.

US$ in thousands, except %	First Nine Months 2011%		First Nine Months 2012%
Greater China	113,131	57.3%	171,551	61.9%
Global:
United States	50,264	25.4%	66,369	24.0%
Europe	15,705	7.9%	19,486	7.0%
Japan	17,911	9.1%	18,018	6.5%
Others	568	0.3%	1,501	0.6%

Global total	84,448	42.7%	105,374	38.1%

Total net revenues	197,579	100.0%	276,925	100.0%

In the first nine months 2012, Greater China continued to outperform the growth of net revenues while the Global, especially Japan and Europe, underperformed the growth due to unfavorable macro-economic conditions. Our net revenues from Greater China clients increased $58.4 million or 51.6% to $171.6 million in the first nine months 2012 from $113.1 million in the first nine months 2011. Net revenues from U.S. clients increased $16.1 million or 32.0% to $66.4 million in the first nine months 2012 from $50.3 million in the first nine months 2011. Net revenues from European clients increased $3.8 million or 24.1% to $19.5 million in the first nine months 2012 from $15.7 million in the first nine months 2011. Net revenues from Japanese clients were relatively even.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by client industry

The following table shows our net revenues by client industry.

US$ in thousands, except %	First Nine Months 2011%		First Nine Months 2012%
Technology	59,278	30.0%	78,550	28.4%
Communication	77,205	39.1%	101,684	36.7%
BFSI	40,009	20.2%	57,427	20.7%
Energy, transportation and public	8,949	4.5%	23,326	8.4%
Others	12,138	6.2%	15,938	5.8%

Total net revenues	197,579	100.0%	276,925	100.0%

Net revenues from technology clients increased $19.3 million or 32.5% to $78.6 million in the first nine months 2012 from $59.3 million in the first nine months 2011. Net revenues from communications clients increased $24.5 million or 31.7% to $101.7 million in the first nine months 2012 from $77.2 million in the first nine months 2011. Net revenues from BFSI clients increased $17.4 million or 43.5% to $57.4 million in the first nine months 2012 from $40.0 million in the first nine months 2011. Net revenues from energy, transportation, and public sector clients increased $14.4 million or 160.6% to $23.3 million in the first nine months 2012 from $8.9 million in the first nine months 2011, which was largely due to recent public sector consulting and solution project wins in various tier-2 and tier-3 cities. Net revenues from all other industries increased $3.8 million to $15.9 million in the first nine months 2012 from $12.1 million in the first nine months 2011 resulting from new projects in the retail and manufacturing industries.

Net revenues by largest five clients

Net revenues from our largest five clients totaled $128.1 million or 46.2% of total net revenues in the first nine months 2012 compared with $85.8 million or 43.4% in the first nine months 2011.

Net revenues by pricing method

The following table shows our net revenues by pricing method.

US$ in thousands, except %	First Nine Months 2011%		First Nine Months 2012%
Time-and-expense basis	77,326	39.1%	103,041	37.3%
Fixed-price basis	117,656	59.6%	171,827	62.0%
Volume basis (BPO)	2,597	1.3%	2,057	0.7%

Total net revenues	197,579	100.0%	276,925	100.0%

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues from time-and-expenses basis projects increased $25.7 million or 33.3% to $103.0 million in the first nine months 2012 from $77.3 million in the first nine months 2011. Net revenues from fixed-price basis projects increased $54.2 million or 46.0% to $171.8 million in the first nine months 2012 from $117.7 million in the first nine months 2011.

Cost of revenues, gross profit, and gross profit margin

Cost of revenues increased $58.4 million or 46.5% to $184.2 million in the first nine months 2012 from $125.8 million in the first nine months 2011 primarily due to service delivery employees and facilities added to enable and match the growth of our business.

Gross profit increased $20.9 million or 29.1% to $92.7 million in the first nine months 2012 from $71.8 million in the first nine months 2011. Gross profit margin decreased to 33.5% in the first nine months 2012 from 36.3% in the first nine months 2011 primarily due to (a) annual salary increases for delivery personnel effective since January 2012 or April 2012, (b) more higher-end delivery employees hired starting from the third quarter 2011, and (c) expanded office facilities in several delivery centers, which were partly offset by more government subsidies recognized as a percentage of net revenues and favorable business mix and efficiency improvements.

Operating expenses

Operating expenses increased $16.3 million or 28.2% to $74.2 million in the first nine months 2012 from $57.9 million in the first nine months 2011 primarily due to higher salary and compensation expenses, and depreciation and office expenses in connection with expansion in the number of employees and in facilities to support the business growth and annual salary increase for operation personnel effectively since January 2012 or April 2012.

Excluding share-based compensation and amortization of intangible assets from acquisitions, the non-GAAP operating expenses (note 1) were $64.2 million or 23.2% of net revenues in the first nine months 2012 compared with $50.2 million or 25.4% of net revenues in the first nine months 2011. The decrease of operating expenses as a percentage of net revenues reflected our scale efficiencies realized.

Income from operations

Income from operations was $17.7 million in the first nine months 2012 compared with $15.8 million in the first nine months 2011 due to the factors explained above.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Non-GAAP income from operations (note 1) increased $4.8 million or 19.8% to $29.2 million in the first nine months 2012 from $24.3 million in the first nine months 2011.

Interest expense

Interest expense was $1.1 million in the first nine months 2012 and $1.4 million in the first nine months 2011. Interest expense in the first nine months 2012 was interest on short-term bank borrowings. Interest expense in the first nine months 2011 included imputed interest of $0.7 million accrued for our convertible notes and $0.7 million of interest on short-term bank borrowings.

Income taxes

Income tax expense increased to $2.4 million in the first nine months 2012 from $1.0 million in the first nine months 2011 resulting from the expiration of the tax exemptions and tax holidays in certain operating entities in China by the end of 2011. We currently estimate that the effective tax rate should be approximately 14.5% for the year 2012.

Net income

Net income decreased $2.3 million or 13.7% to $14.4 million in the first nine months 2012 from $16.7 million in the first nine months 2011. The decrease in net income was primarily due to a $16.3 million operating expenses increase, higher income taxes as explained above, and lower income from the change in the fair value of convertible notes derivatives of $2.8 million, partially offset by a $20.9 million gross profit increase as we continued to grow our revenues. All of our convertible notes were converted into ordinary shares by March 2011 and the conversions had no financial impact on the statement of operations of the first nine months 2012. The $16.3 million increase in operating expenses primarily consisted of $10.1 million in higher salary expenses for more employees added to support our expansion and $2.3 million in higher share-based compensation, which were due to granting more stock options and restricted shares to employees and consultants, and early vesting of certain restricted shares of some consultants.

Non-GAAP net income (note 1) increased $2.8 million or 12.1% to $25.9 million in the first nine months 2012 from $23.1 million in the first nine months 2011.

Earnings per ADS

Basic earnings per ADS decreased $0.04 to $0.26 in the first nine months 2012 from $0.30 in the first nine months 2011 which was primarily due to the decrease in net income in the first nine months 2012 and the increase of weighted average ordinary shares outstanding.

Diluted earnings per ADS decreased $0.03 to $0.25 in the first nine months 2012 from $0.28 in the first nine months 2011 which was primarily due to the decrease in net income in the first nine months 2012 and the increase of weighted average ordinary shares outstanding, offset by a lesser dilutive effect from the assumed exercise of share options and share units using the treasury stock method as a result of the decrease of stock price in the dilution calculation.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Non-GAAP diluted earnings per ADS (note 1) were $0.44 in the first nine months 2012 and $0.38 in the first nine months 2011.

Cash and Cash Flow

As of September 30, 2012, we had a cash balance of $72.5 million. Our net cash used in operating activities in the first nine months 2012 was $33.6 million. Our net cash used in investing activities in the first nine months 2012 was $16.1 million, including capital expenditures of $15.9 million.

Days sales outstanding was 169 days for the first nine months 2012 and 154 days for the first nine months 2011.

Recent Development

Lease of New Office Premises in Beijing

In August 2012, we entered into a rental agreement with Beijing Ruantong Xutian Technology Development Company Limited, to lease a new office premises with an area of approximately 43,200 square meters in Beijing China, which can host up to 4,000 seats. The new office will be used as our centralized company headquarters to replace existing multi-locations rented offices in Beijing and to meet the growth of our global operation and increase of the number of employees. The leasing period is ten years and the total rental expense for ten years is approximately $93.4 million. The rental deposit was $4.0 million of which $2.0 million was paid in September 2012. The first installment of the rental expense will be paid in the second quarter 2013. We expect to move into the new office in the first half 2013.

Outlook for the fourth quarter of 2012 and year 2012

For the fourth quarter 2012, iSoftStone expects to achieve the following targets:

•	Net revenues for the fourth quarter 2012 to be at least $102.0 million.

•	Net income for the fourth quarter 2012 to be at least $7.5 million.

•	Non-GAAP net income for the fourth quarter 2012 to be at least $11.0 million.

•

Non-GAAP diluted earnings per ADS for the fourth quarter 2012 to be at least $0.19, assuming 58.0 million average ADSs will be outstanding in the fourth quarter 2012. One ADS represents 10 ordinary shares.

For the year 2012, iSoftStone expects to achieve the following targets:

•	Net revenues in 2012 to be at least $379.0 million.

•	Net income in 2012 to be at least $22.0 million.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

•	Non-GAAP net income in 2012 to be at least $37.0 million.

•	Non-GAAP diluted earnings per ADS in 2012 to be at least $0.63, assuming 58.5 million average ADSs will be outstanding in 2012. One ADS represents 10 ordinary shares.

The above quarterly and annual outlook of net income reflects an estimated effective income tax rate of 14.5%.

Non-GAAP measures

To supplement our financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, amortization of intangible assets from acquisitions, interest expense of convertible notes, changes in fair value of convertible notes derivatives and changes in fair value of contingent consideration in business combinations. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Note 1

Our non-GAAP information (including non-GAAP operating expenses, income from operations, net income and diluted earnings per ADS) excludes share-based compensation, interest expense of convertible notes, change in fair value of convertible notes derivatives, changes in fair value of contingent consideration in connection with business combination, and amortization of intangible assets from acquisitions. For a reconciliation of our non-GAAP measures to our U.S. GAAP measures, please see the reconciliation tables at the end of this earnings release.

Conference Call on November 16, 2012

iSoftStone will host an earnings conference call and live webcast covering its third quarter 2012 financial results at 8:00 a.m. Eastern Standard Time (New York) on November 16, 2012, which is also 9:00 p.m. in Beijing and Hong Kong on November 16.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

The dial-in details for the live conference call are:

U.S. toll-free	1 866 519 4004

U. K. toll-free	080 8234 6646

Norway toll-free	8001 0719

The Netherlands toll-free	0800 022 1931

China toll-free mobile	400 620 8038

China toll-free land line	800 819 0121

Hong Kong local	852 2475 0994

Hong Kong toll-free	800 930 346

U.S. toll	1 718 354 1231

International toll	+65 6723 9381

Conference ID	4408 3592

Participant password	ISS

A live webcast and archived webcast of the conference call will be available on the Investors section of iSoftStone’s website at www.isoftstone.com. To join the webcast, please go to iSoftStone’s website at least 15 minutes before the start of the call to register and download and install any necessary audio software.

A telephone replay of the call will be available about two hours after the conclusion of the conference call through 11:59 p.m. Eastern Standard Time on November 23, 2012. The dial-in details for the telephone replay are:

U.S. toll-free	1 866 214 5335

United Kingdom toll-free	0 800 731 7846

China north toll-free	1080 0714 0386

China south toll-free	1080 0140 0386

Hong Kong toll-free	800 901 596

Singapore toll-free	800 616 3021

Japan toll-free	005 3125 0015

International toll	+61 2 8235 5000

U.S. toll	1 718 354 1232

Conference ID	4408 3592

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our preliminary unaudited results for the third quarter 2012 and the first nine months 2012, our financial outlook for the fourth quarter and year 2012 and the continued success of our strategy (including the success of our focus on optimizing business mix, enhancing service capabilities, industry vertical focus, geographic balance, and improving profit margin and operating cash flow), and our ability to make continued long-term investments, particularly in light of a challenging global economic environment and slowdown of the China and global economy.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter 2012 and the first nine months 2012 are preliminary, unaudited, and subject to audit adjustment. In addition, we may not meet our financial outlook for the fourth quarter and year 2012, continue to realize operational and delivery efficiencies and continued strong client demand or achieve a diversified revenue base, effectively capitalize on our growth opportunities and strategies, enter targeted markets, or otherwise grow our business in the manner planned, successfully complete planned acquisitions, strategic investments or joint ventures or recognize the anticipated benefits of our acquisitions, strategic investments or joint venture, on a timely basis or at all. Our customers may vary their purchasing patterns in response to the economic environment in Greater China and globally. In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 7 of our 2011 Annual Report on Form 20-F that we filed with the U.S. Securities and Exchange Commission on April 27, 2012, which can be found on our website at www.isoftstone.com and at www.sec.gov.

All projections (including our fourth quarter 2012 and year 2012 financial outlook) in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Such information speaks only as of the date of this release.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010.

For more information, please visit www.isoftstone.com.

iSoftStone Holdings Limited

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers

tmyers@christensenir.com

Beijing +86 139 1141 3520

Mr. Victor Kuo

vkuo@christensenir.com

Beijing +86 10 5826 4939

www.isoftstone.com

Source: iSoftStone Holdings Limited

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months ended September 30		Nine months ended September 30
	2011	2012	2011	2012
Revenues	74,586	99,192	200,868	280,985
Business tax	(878)	(629)	(3,289)	(4,060)

Net revenues	73,708	98,563	197,579	276,925
Cost of revenues	(47,173)	(63,834)	(125,798)	(184,237)

Gross profit	26,535	34,729	71,781	92,688
Operating expenses:
General and administrative expenses	(12,760)	(15,795)	(35,975)	(46,609)
Selling and marketing expenses	(7,704)	(7,817)	(19,219)	(23,953)
Research and development expenses	(808)	(1,431)	(2,699)	(3,650)

Total operating expenses	(21,272)	(25,043)	(57,893)	(74,212)
Change in fair value of contingent consideration in connection with business combination	(61)	(132)	(143)	(642)
Other income (expenses)	132	(476)	471	(654)
Government subsidies	501	172	1,541	481

Income from operations	5,835	9,250	15,757	17,661
Interest income	265	142	916	657
Interest expense	—	(530)	(1,406)	(1,101)
Change in fair value of convertible notes derivatives	—	—	2,832	—

Income before provision for income taxes and loss in equity method investments, net of income taxes	6,100	8,862	18,099	17,217
Income tax expense	(353)	(1,277)	(1,046)	(2,444)

Income after income tax before loss in equity method investments, net of income taxes	5,747	7,585	17,053	14,773
Loss in equity method investments, net of income tax	(84)	(115)	(342)	(348)

Net income	5,663	7,470	16,711	14,425

Less: Net income (loss) attributable to noncontrolling interest	88	(62)	170	14

Net income attributable to iSoftstone Holdings Limited	5,575	7,532	16,541	14,411

Earnings per share (in US$)
Basic	0.01	0.01	0.03	0.03
Diluted	0.01	0.01	0.03	0.02
Earnings per ADS (in US$)
Basic	0.10	0.13	0.30	0.26
Diluted	0.09	0.13	0.28	0.25
Weighted average shares (in thousands)
Basic	553,711	566,978	544,278	562,853
Diluted	592,847	578,041	596,263	584,337

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months ended September 30		Nine months ended September 30
	2011	2012	2011	2012
Net income	5,663	7,470	16,711	14,425
Other comprehensive income, net of tax of nil
Change in cumulative foreign currency translation adjustment	2,721	3,074	5,726	604

Comprehensive income	8,384	10,544	22,437	15,029
Less: comprehensive income (loss) attributed to the noncontrolling interest	104	(1)	208	55

Comprehensive income attributed to iSoftstone Holdings Limited	8,280	10,545	22,229	14,974

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31, 2011	September 30, 2012
		(Unaudited)
Cash	101,196	72,459
Restricted cash	1,581	643
Accounts receivable, net of allowance	152,663	213,777
Other current assets	23,052	26,383

Total current assets	278,492	313,262
Property and equipment	55,791	60,513
Land use rights	3,242	3,192
Intangible assets	4,688	6,920
Goodwill	24,597	26,891
Other non-current assets	11,246	12,718

Total assets	378,056	423,496

Accounts payable	15,924	13,788
Deferred revenues	8,387	7,107
Short-term borrowings	15,094	38,028
Other current liabilities	40,454	39,867

Total current liabilities	79,859	98,790
Other non-current liabilities	3,438	4,012

Total liabilities	83,297	102,802
iSoftStone Holdings Limited Shareholders’ equity (note a)	293,160	318,603
Noncontrolling interest	1,599	2,091

Total liabilities and equity	378,056	423,496

Note a:

As of September 30, 2012, the number of ordinary shares issued and outstanding was 568,270,939.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	Three months ended September 30		Nine months ended September 30
	2011	2012	2011	2012
Cash flows from operating activities
Net income	5,663	7,470	16,711	14,425
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	2,446	1,982	6,329	8,852
Depreciation of property and equipment	1,787	2,242	4,846	6,804
Amortization of intangible assets	706	981	1,998	2,435
Amortization of land use rights	—	18	—	54
Provision of allowance for doubtful accounts	590	138	1,589	231
Loss on equity method investments	81	115	339	348
Loss on disposal of property and equipment	206	45	256	158
Changes in fair value for contingent consideration in connection with business combinations	61	132	143	642
Changes in fair value of convertible notes derivatives	—	—	(2,832)	—
Imputed interest expense in connection with convertible notes	—	—	654	—
Changes in operating assets and liabilities:
Accounts receivable	(8,059)	(11,527)	(34,488)	(60,358)
Other assets	(5,667)	(4,065)	(10,545)	(5,174)
Accounts payable	(587)	(2,436)	(2,764)	(2,467)
Other liabilities	4,255	352	6,931	491

Net cash provided by (used in) operating activities	1,482	(4,553)	(10,833)	(33,559)
Cash flows from investing activities
Purchase of property and equipment	(25,332)	(6,665)	(42,543)	(15,870)
Cost of long-term investments	(7,669)	(1,429)	(12,036)	(1,429)
Proceeds from sales of long-term investments	—	1,836	—	2,413
Purchase of intangible assets	—	—	(107)	—
Consideration paid for business acquisitions	(2,880)	(405)	(3,138)	(2,155)
Consideration paid for acquiring of noncontrolling interest	—	(9)	—	(9)
Restricted cash	(166)	207	1,426	925

Net cash used in investing activities	(36,047)	(6,465)	(56,398)	(16,125)
Cash flows from financing activities
Proceeds from sale of ordinary shares	—	—	211	—
Payment of IPO Expense	—	—	(1,485)	—
Proceeds from exercise of options	463	74	3,252	1,867
Capital contribution from noncontrolling interest shareholder	349	—	349	436
Proceeds from short-term borrowings	—	22,672	—	24,257
Payments of short-term borrowings	—	—	(37,627)	(1,585)
Deferred and contingent consideration paid for business acquisitions	(47)	—	(2,371)	(3,980)

Net cash provided by (used in) financing activities	765	22,746	(37,671)	20,995
Effect of exchange rate changes	731	659	1,689	(48)

Net (decrease) increase in cash and cash equivalents	(33,069)	12,387	(103,213)	(28,737)
Cash at beginning of period	110,936	60,072	181,080	101,196

Cash at end of period	77,867	72,459	77,867	72,459

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP financial operating expenses, income from operations and net income to comparable GAAP measures

	Three months ended September 30, 2011				Three months ended September 30, 2012
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating expenses	(21,272)	2,933	(a)	(18,339)	(25,043)	2,428	(c)	(22,615)
Income from operations	5,835	3,432	(a)(b)	9,267	9,250	2,900	(c)(d)	12,150
Net income	5,663	3,432	(a)(b)	9,095	7,470	2,900	(c)(d)	10,370

	Nine months ended September 30, 2011				Nine months ended September 30, 2012
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating expenses	(57,893)	7,712	(e)	(50,181)	(74,212)	10,008	(h)	(64,204)
Income from operations	15,757	8,588	(e)(f)	24,345	17,661	11,493	(h)(i)	29,154
Net income	16,711	6,410	(e)(f)(g)	23,121	14,425	11,493	(h)(i)	25,918

Notes:

(a)	Adjustments to exclude share-based compensation of $2,346 and amortization of intangible assets from acquisitions of $587 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $100, amortization of intangible assets from acquisitions of $338 and change in fair value of contingent consideration connection with business combinations of $61 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $1,849 and amortization of intangible assets from acquisitions of $579 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $133, amortization of intangible assets arising from acquisitions of $207 and change in fair value of contingent consideration in connection with business combinations of $132 from the unaudited condensed consolidated statements.
(e)	Adjustments to exclude share-based compensation of $6,122 and amortization of intangible assets from acquisitions of $1,590 from the unaudited condensed consolidated statements.
(f)	Adjustments to exclude share-based compensation of $207, amortization of intangible assets arising from acquisitions of $526 and change in fair value of contingent consideration in connection with business combinations of $143 from the unaudited condensed consolidated statements.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

(g)	Adjustments to exclude interest expenses of convertible notes of $654 and change in fair value of convertible notes derivatives of $(2,832) from the unaudited condensed consolidated statements.
(h)	Adjustments to exclude share-based compensation of $8,466 and amortization of intangible assets from acquisitions of $1,542 from the unaudited condensed consolidated statements.
(i)	Adjustments to exclude share-based compensation of $385, amortization of intangible assets arising from acquisitions of $458 and change in fair value of contingent consideration in connection with business combinations of $642 from the unaudited condensed consolidated statements.

2.	Reconciliation of diluted EPS to Non-GAAP diluted EPS

	Three months ended September 30,			Three months ended September 30, 2012
	GAAP measures	Adjustments	Non-GAAP measures	GAAP measures	Adjustments	Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (in thousands)	592,847	—	592,847	578,041	—	578,041	(a)
Diluted earnings per share (in US$)	0.01		0.02	0.01		0.02
Diluted earnings per ADS (in US$)	0.09		0.15	0.13		0.18

Note:

(a)    In the earning release for the second quarter 2012, we estimated 58.5 million average ADSs or 585.0 million shares will be outstanding in the third quarter 2012. The difference with the actual number of 578.0 million shares was primarily due to the partial delay of new option and share unit grants and the less impact of existing stock options resulting from a lower stock price than our original estimates.

	Nine months ended September 30, 2011			Nine months ended September 30, 2012
	GAAP measures	Adjustments	Non-GAAP measures	GAAP measures	Adjustments	Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (in thousands)	596,263	—	596,263	584,337	—	584,337
Diluted earnings per share (in US$)	0.03		0.04	0.02		0.04
Diluted earnings per ADS (in US$)	0.28		0.38	0.25		0.44